09042094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-18082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Invemed Associates LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York (City) New York (State) 10152 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran 212-421-2500
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 28 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Baran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates, LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

Notary Public

DEVORA HOSSEINOF
Notary Public, State of New York
No. 01HO5079488
Qualified in New York County
Commission Expires June 9, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Member
Invemed Associates LLC
New York, New York

We have audited the accompanying statement of financial condition of Invemed Associates LLC (a wholly owned subsidiary of Invemed Securities, Inc.) as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 20, 2009

Invemed Associates LLC

Statement of Financial Condition
June 30, 2009

ASSETS	
Cash	$ 347,125
Due from Broker	20,519,545
Securities Owned, at fair value	20,977,563
Other Investments, at fair value	55,570,437
Property and Equipment, less accumulated depreciation of $1,688,817	666,358
Due from Affiliates	1,372,323
Other Assets	634,944
Total assets	$ 100,088,295
LIABILITIES AND MEMBER'S EQUITY	
Liabilities - other liabilities and accrued expenses	1,034,517
Total liabilities	1,034,517
Commitment and Contingency	
Member's Equity	99,053,778
Total liabilities and member's equity	$ 100,088,295

See Notes to Statement of Financial Condition.

Note 1. Description of Organization

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities, and is a member of the New York Stock Exchange ("NYSE").

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes.

The clearing and depository operations for the Company's security transactions are provided by one broker. At June 30, 2009, all of the Company's owned securities are security positions with the same clearing broker.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

All the securities owned reflected in the statement of financial condition are positions with this clearing broker. The securities owned are subject to margin requirements.

Note 2. Significant Accounting Policies

Transactions in securities and the related commission receivable are recorded on a trade-date basis. Securities owned are valued at quoted market values and other investments are valued at estimated fair value (see Note 4). The resulting unrealized gains and losses on securities owned and other investments are included in Member's equity.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results may differ from those estimates.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where it is deemed appropriate.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates include the realization of the Company's deferred tax asset.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures

Note 2. Significant Accounting Policies (Continued)

about the amounts of such liabilities will be required also. In November 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company will be required to adopt FIN 48 in its 2010 financial statements. Management has not yet assessed the impact of FIN 48 on its financial position and results of operations, and has not determined whether the adoption of FIN 48 will have a material effect on its financial statements.

Note 3. Property and Equipment

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$ 1,093,532
Computer equipment and software	818,993
Furniture and fixtures	442,650
	2,355,175
Less accumulated depreciation	1,688,817
	$ 666,358

Note 4. Investments at Fair Value

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement on Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on July 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

- Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Note 4. Investments at Fair Value (Continued)

- Level 2 - Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

- Level 3 - Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at June 30, 2009.

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 969,700	$ -	$ -	$ 969,700
Certificate of Deposit Assessment Rate ("CDAR")	20,007,863	-	-	20,007,863
Total securities owned	$ 20,977,563	$ -	$ -	$ 20,977,563
Other investments				
Investments in Limited Partnerships	$ -	$ -	$ 55,570,437	$ 55,570,437

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2009:

	Beginning Balance	Realized Gains and (Losses)	Unrealized Gains and (Losses)	Net Contributions	Distributions	Ending Balance
Other Investments	$ 63,998,801	$ 3,521,682	$ (9,398,300)	$ 8,728,469	$ (11,280,215)	$ 55,570,437

Note 5. Net Capital Requirement

As a broker-dealer and a member organization of the NYSE, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"). As a member organization of the NYSE, the Company is self-regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company computes its net capital under the basic method permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $250,000. At June 30, 2009, the Company had net capital of $41,163,762, which exceeded its requirement of $250,000 by $40,913,762.

Note 6. Commitment and Contingency

The Company's office facilities are leased under a noncancelable operating lease expiring December 2015. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,	
2010	$ 1,085,814
2011	1,085,814
2012	1,085,814
2013	1,085,814
2014	1,085,814
Thereafter	1,628,721
	$ 7,057,791

Note 7. Related Party Transactions

The Company entered into a Transportation Services agreement with the Parent on July 1, 2007. Under this agreement, the Company utilizes the airplane on an as-needed basis for domestic flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company.

Note 8. Profit-Sharing Plan

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement. Participants may make voluntary contributions to the plan.

All participants' account balances are fully vested at all times.

Invemed Associates LLC

Statement of Financial Condition

June 30, 2009